Exhibit 99.110

Titan Delivers Strong Q3 Results and Nears Construction Completion of Graphite Facility

Gouverneur, NY, November 5, 2025 – Titan Mining Corporation (TSX: TI, OTCQB: TIMCF(1)) (“Titan” or the “Company”), an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer, a key component in the broader rare earths and critical minerals ecosystem, today announced strong financial and operational results for the three months ended September 30, 2025.

HIGHLIGHTS(2):

Operating and Financial Performance:

●	Zinc production: 14.6 million payable pounds for the quarter, representing an increase of over 76% from Q3 2024; 45.5 million lbs year to date

●	Revenues: $16.8 million, up 102% from Q3 2024

●	Cash Costs: C1 cash costs of $1.01/lb, (-23% YoY), AISC of $1.13/lb (-16% YoY)

●	Operating cash flow: $5.0 million in Q3, $7.1 million year-to-date

●	Safety: Continued strong safety performance with zero lost time injuries

●	Exploration: Completed 35 drill holes totaling 12,803 feet across underground and surface programs

Strategic and Corporate Developments:

●	US EXIM Financing Milestone: Secured $15.8 million US EXIM Bank credit facility under the Make More in America program, the agency’s first direct mining investment supporting ESM’s expansion and critical minerals development

●	Graphite Project Momentum:

o	Independent testing, demonstrating Kilbourne graphite meets specifications for battery-grade (99.99% purity spherical graphite), industrial, and defense applications

o	Received Letter of Interest from US EXIM Bank for up to $120 million for the construction of 40,000 tonne-per-year commercial graphite facility at Kilbourne

o	Graphite demonstration facility commissioning initiated; on track for Q4 2025 completion and customer qualification in Q1 2026

●	Germanium Opportunity: Identified significant concentrations of Germanium at the Empire State Mine within the existing zinc-processing circuit, with initial plant-feed at 21 g/t enriched to 77 g/t pre-float

●	Capital Markets: Obtained NYSE American pre-clearance in October 2025, a key step in expanding U.S investor access

(1)	OTCQB symbol temporarily changed to “TIMCD” due to consolidation per FINRA rules; expected to revert to “TIMCF” after 20 business days unless NYSE American listing becomes effective first.
(2)	Unless noted otherwise, all monetary figures are expressed in U.S. dollars.

Rita Adiani, President and Chief Executive Officer, commented: “This quarter marks a major inflection point for Titan. We’re delivering zinc production while advancing our transition into other critical minerals. Our graphite has been independently validated for high-spec battery, industrial, and defense markets, and commissioning is now underway at our demonstration facility, the first end-to-end natural graphite production in the U.S. in over 70 years. The US EXIM Letter of Interest for up to $120 million, a substantial portion of the expected initial construction capital, provides a clear, capital-efficient path to commercial production, aligning Titan with U.S. supply-chain and defense-industrial priorities. With NYSE pre-clearance now in hand, we’re well positioned to broaden our shareholder base and capture the next phase of growth.”

TABLE 1 Financial and Operating Highlights

		2025
		Q3	Q2	Q1	YTD
Operating
Payable zinc produced	mlbs	14.64	15.51	15.37	45.52
Payable zinc sold	mlbs	13.81	16.04	15.57	45.42
Average Realized Zinc Price	$/lb	1.29	1.20	1.29	1.26
C1 Cost(1)	$/lb	1.01	0.90	0.91	0.93
AISC(1)	$/lb	1.13	0.90	0.96	0.99
Financial
Revenue	$m	16.78	16.34	16.02	49.14
Net Income (loss) after tax	$m	0.08	0.54	0.35	0.97
Earnings (loss) per share- basic	$/sh	0.00	0.00	0.01	0.01
Cash Flow from Operating Activities before changes in non-cash working capital	$m	2.15	2.36	2.69	7.20
Cash Flow from Operating Activities after changes in non-cash working capital	$m	5.02	1.82	0.20	7.05
Financial Position
Cash & Cash Equivalents	$m	4.3	8.1	12.2	4.30
Net Debt(1)	$m	25.1	24.2	23.1	25.10

(1)	C1 Cash Cost, All-In Sustaining Cost (“AISC”) and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.

ZINC OPERATIONS REVIEW

Mining during the quarter continued in the Mahler, New Fold, and Mud Pond zones at the #4 mine. A haul truck incident and subsequent mechanical downtimes on two others temporarily reduced haulage availability in the N2D zone; however, operations were quickly stabilized. A new 40-ton underground haul truck was delivered and commissioned early in Q4, with a second unit expected in late November, enabling production from N2D to resume in Q1 2026. Extraction of high-grade pillars in Lower Mahler and longhole stoping in New Fold delivered above-target grades in September of 8.3%, offsetting lower grades earlier in the quarter. Mining will continue in these key high grade zones through Q4 2025 as haulage capacity constraints are addressed.

GRAPHITE UPDATE

Construction of the Kilbourne graphite demonstration plant continued through the quarter, with commissioning activities initiated and first concentrate expected in Q4 2025. The facility, which will process Kilbourne ore to produce flake graphite concentrate for downstream qualification, will be the first to produce natural flake graphite end-to-end in the U.S. in over 70 years. The demonstration pit was fully permitted in Q2, and mining began in Q3 with 15,000 tons of ore broken, 8,000 tons hauled to stockpile, and 500 tons crushed for initial plant feed.

EXPLORATION UPDATE

A total of 12,803 ft of exploration drilling was completed comprising of underground exploration drilling and surface drilling at Pork Creek. The drill rig has been mobilized to the Parish prospect for Q4 drilling. At Kilbourne, step out drilling has been initiated to test the outer conceptual pit limits.

Scientific and Technical Information (Zinc)

The scientific and technical information contained in this news release related to the Company’s zinc operations has been reviewed and approved by Donald R. Taylor, MSc., PG, Vice Chair of the Board of Directors of the Company. Mr. Taylor is a qualified person for the purposes of NI 43-101. Mr. Taylor has more than 25 years of mineral exploration and mining experience and is a Registered Professional Geologist through the SME (Registered Member #4029597).

Mr. Taylor has a fulsome staff of experts on-site that thoroughly review and verify ESM technical zinc data on a regular basis. Refer to the Company’s technical report dated titled “Empire State Mines 2024 NI 43-101 Technical Report Update” with an effective date of December 3, 2024, for additional information on data verification procedures. For this reason, Mr. Taylor has relied entirely on such verification procedures for verifying the scientific and technical zinc data in this news release.

Scientific and Technical Information (Graphite and Germanium)

Refer to the Company’s news release titled, “Titan Mining Graphite Testwork Demonstrates Product Meets Battery, Industrial and Defense Specifications” dated August 28, 2025, for additional information regarding the Company’s graphite testwork.

Refer to the Company’s news release titled, “Titan Mining Finds Significant Concentrations of Germanium at its Empire State Mine in New York” dated October 25, 2025, for additional information regarding the Company’s germanium discovery.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well the Empire State Mine is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-in Sustaining Costs

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Q3 2025		Q3 2024
	$	$/lb	$	$/lb
Pounds of payable zinc sold (millions)		13.8		8.2
Operating expenses and selling costs	$12,188	$0.88	$9,206	$1.12
Concentrate smelting and refining costs	$1,752	$0.13	$1,665	$0.20
Total C1 cash cost	$13,940	$1.01	$10,871	$1.32
Sustaining capital expenditures	$1,663	$0.12	$226	$0.03
AISC	$15,603	$1.13	$11,137	$1.35

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at September 30, 2025	As at December 31, 2024
Current portion of debt	$7,578	$32,081
Non-current portion of debt	21,768	-
Total debt	$29,346	$32,081
Less: Cash and cash equivalents	(4,285)	(10,163)
Net debt	$25,061	$21,918

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova

Director, Investor Relations

Phone: (778) 870-7735

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that the US EXIM Letter of Interest for up to $120 million, a substantial portion of the expected initial construction capital, provides a clear, capital-efficient path to commercial production, aligning Titan with U.S. supply-chain and defense-industrial priorities; with NYSE pre-clearance now in hand, we’re well positioned to broaden our shareholder base and capture the next phase of growth; a second haul truck is expected in late November, enabling production from N2D to resume in Q1 2026; mining will continue in the key high grade zones of Lower Mahler and New Fold through Q4 2025 as haulage capacity constraints are addressed; first graphite concentrate expected in Q4 2025; the facility, which will process Kilbourne ore to produce flake graphite concentrate for downstream qualification, will be the first to produce natural flake graphite end-to-end in the U.S. in over 70 years; and the nature and timing of future exploration drilling. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks that the Company will not qualify for NYSE listing; financing approval risks; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of our technical studies; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; assumptions that the Company will qualify for NYSE American listing; assumptions that the Company and EXIM will agree to financing terms; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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